UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at September 29, 2008

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: September 29, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

ALASKA LEADERSHIP TEAM PREPARES PEBBLE PROJECT FOR PERMITTING

September 29, 2008, Vancouver, BC - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; AMEX: NAK) reports that the Pebble Limited Partnership ("PLP", "Pebble Partnership" or the "Partnership") executive and management team that will oversee completion of a Prefeasibility Study in the second half of 2009, and lead the Pebble Project into permitting, is largely in place in Anchorage, Alaska.

Along with its 50-50 partner, an affiliate of Anglo American plc, a wholly-owned affiliate of Northern Dynasty established the Pebble Partnership in mid-2007 to design, permit, construct and operate a modern, long-life mine in southwest Alaska. The mineral resource at Pebble is acknowledged as one of the most important accumulations of copper, gold and molybdenum in the world today.

Following the appointment of prominent Alaska business leader John Shively as CEO in April 2008, the Partnership has successfully recruited experienced Alaska business professionals to fill most of its senior posts. Mr. Shively was formerly Commissioner of the Alaska Department of Natural Resources, President of the Resource Development Council of Alaska and a senior executive with NANA Corporation - the Alaska Native Corporation that partnered with Teck Cominco in the development and operation of the Red Dog zinc mine.

"In John Shively, we have one of the most credible business, government and community leaders in the state," said Northern Dynasty President and CEO Ron Thiessen. "John is not only respected for his management acumen, but also for his career-long effort to facilitate responsible resource development that improves the lives of Alaska's Native and rural populations. His is precisely the kind of leadership this project requires, and it's a big part of the reason we have been successful in attracting other high-caliber professionals in the state."

Other notable Alaskans who have been recruited into leadership positions with the Pebble Partnership under Mr. Shively's leadership include:

°Vice President, Environment - Ken Taylor . Mr. Taylor has worked as a wildlife biologist in the State of Alaska for more than 30 years, most recently as Deputy Commissioner of the Alaska Department of Fish & Game. He spent 10 years as an Area Biologist in the region of southwest Alaska where Pebble is located.
° Vice President, Public Affairs - Mike Heatwole. Mr. Heatwole is a long-time Alaskan communications professional with experience in private industry, government and consulting. His resource development experience includes eight years as Director of Public Affairs with the Alyeska Pipeline Service Company.
°Vice President, Human Resources & Administrative Services - Josie Harmon. Ms. Harmon is a lifelong Alaskan, a shareholder of Chugach Alaska Corporation and a human resource professional with 18 years of experience in consulting and management within Alaska's resource development sector.

In total, there are 27 staff in the Pebble Partnership's corporate office in Anchorage - including Finance Manager Matt McDaniel, Stakeholder Relations Manager Heidi Franklin, Permitting Affairs Manager Charlotte MacCay, Environmental Studies Manager Jane Whitsett, Information Technology Manager Ubon Boutsomsi and Business Development Manager Debi Schmit. In addition to extensive Alaskan experience, the PLP management team includes Alaska Natives and those with professional and personal histories in the project area.

Contract and full-time personnel working at the Pebble Project site near Iliamna, Alaska peaked at 232 this summer. Some 130 individuals from local communities have worked on the project in 2008.

"Pebble is one of the leading mineral development projects in the world, and the Partnership has set commensurately high expectations for itself in terms of financial, environmental and social performance," Thiessen said. "World-class performance requires a world-class team, and that is precisely what we are assembling in Alaska today."

Stephen Hodgson, P.Eng. continues to lead the large, multi-disciplinary team developing a Prefeasibility Study for the Pebble Project. Over the course of a 32-year career, Mr. Hodgson has experience in consulting, project management, feasibility-level design and implementation, and mine operations at some of the largest mineral development projects in the world - including the Red Dog zinc mine in Alaska and the Oyu Tolgoi copper-gold project in Mongolia. Mr. Hodgson is directing a dedicated study team of about 20 engineers and technical specialists, many of them seconded from Anglo American plc, as well as 58 leading engineering firms and other specialized consultancies from the United States and around the world.

For further details on Northern Dynasty and the Pebble Project, visit our website at www.northerndynastyminerals.com and the Pebble Partnership website at www.pebblepartnership.com, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald Thiessen
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of prefeasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.